Exhibit 15.1

Group Code of Business Conduct

Our Business Standards

Working at Prudential means helping people remove the anxiety from life’s big financial decisions. We provide our customers with products that protect them from the financial impact of major events in their lives and we offer savings and retirement income opportunities to help them build a better future. We also invest our customers’ savings in the real economy, fostering growth in their communities.

To deliver these benefits, we adhere to the highest professional and ethical standards of conduct. Our standards in five key areas — financial crime, conflicts of interest, information & dealing, communication, and people — form part of this Code of Conduct and all our employees are required to confirm that they both understand and adhere to those standards. It is vital that all of us uphold these standards, and if employees believe colleagues are not meeting the standards set out in this Code, they should not hesitate to use our Speak Out confidential reporting facility.

But I want us to go even further in everything we do. Integrity is doing the right thing when no one’s watching. To ensure that we’re always doing the right thing for our customers, our business and our communities, and constantly innovating to improve, we need to ask ourselves five simple questions:

1.              What if I were a customer?

Putting yourself in the customer’s shoes is the best possible discipline for any business. Our businesses are committed to treating customers fairly, openly and honestly; providing and promoting products and services that meet customers’ needs, are clearly explained and deliver real value; maintaining the confidentiality of customer information; providing and promoting high standards of customer service; and acting fairly to address customer complaints and any errors we find. Yet all of us need to go further than that. We need to put the customer at the heart of what we do, of every discussion we have, every decision we make and every action we take.

2.              What would I do if I owned the business?

We should all see through the eyes of the shareholder. We encourage our employees to take part in various share schemes, but whether we own shares in Prudential or not, taking the shareholder’s view is essential in ensuring that we do the right thing in the right way for the business. Our investors want a business that delivers long-term, sustainable value, and so should we. That means taking ownership not only of new opportunities, but also of the risks we take. If this was your own money you were risking, what would you do?

3.              Am I getting the most from working with my colleagues?

We have enormous depth of talent and experience across the Group, and all of us need to ensure that we work with our colleagues, both within our own teams and around the world. Whatever the task, there’s a good chance that someone else, whether in the next office or in another Business Unit, has faced the same challenge and found a great way to deal with it.

4.              What will I tell my friends and family?

What we do as a business is part of our wider obligation to our communities. One simple way to evaluate what each of us does in our working day is to think about how we would describe it, and its wider impact. We help people navigate some of the biggest moments in their lives, and we should be proud to tell our friends and family that we do this. If there’s something we should be doing better, we need to look at how we can work with our colleagues to do so.

5.              How can I improve?

Initiative and innovation are the lifeblood of a sustainable business. We need to be constantly willing to embrace new ways of working that allow us to better serve our customers. What worked in the past might not work in the future and, whatever we’re doing, there’s always a better way to do it.

By keeping these key questions in mind, we will continue to deliver value to our customers, our investors and the communities in which we work, to improve our business and to achieve strong and lasting satisfaction in what we do.

Mike Wells

Group Chief Executive

Prudential plc

December 2019

Standards of Business Conduct

The following standards present a consolidated view of Group Governance Manual requirements applicable to all employees.  They are subject to personal attestation each year.

Standard 1 — Financial Crime

Protecting the business against financial crime is the responsibility of us all.  Employees must complete training on financial crime topics (i.e. anti-bribery & corruption, anti-money laundering & sanctions and fraud prevention).  Failure of employees to meet their requirements outlined in the training or policies (e.g. declaration of gifts and hospitality, offering or accepting a bribe) may result in disciplinary action or even dismissal.

Employees who know of or suspect money laundering or terrorist financing activities must inform the Business Unit (BU) Money Laundering Reporting Officer (MLRO); for bribery or corruption matters they must inform the BU Anti-Bribery and Corruption Officer (ABCO); or for fraud matters they must inform the BU Fraud Prevention Manager or local Financial Crime Team.

Employees must protect the business against tax crimes, such as the facilitation of UK tax evasion.

Standard 2 — Conflicts of Interest

Employees must seek to identify and where possible avoid situations that could result in apparent, potential or actual conflicts of interest.

Employees are required to complete relevant training on conflicts of interest, notifying their line manager or other relevant parties if they identify a potential conflict so that steps can be taken to manage the situation.

Standard 3 — Information & Dealing

Employees must adhere to any restrictions imposed upon their securities dealing activities.

Employees who wish to deal in Prudential securities must follow the Securities Dealing Rules.

Financial Reporting Employees cannot deal in a closed period. Restricted Employees cannot deal in a closed period and must obtain permission to deal in an open period.

Employees must escalate breaches relating to information barriers procedures and inside information to BU CEOs in the case of BUs and to Heads of Department or GEC members responsible for a department in the case of Head Office, who in turn must then escalate immediately to the Group Company Secretary where relevant.

Employees must adhere to the Group Information Security Policy.  This will help safeguard the information used in all aspects of our business operations, defend the Group from potential impacts and liabilities resulting from unauthorised activity and protect our customer and fellow employees by preventing others from inappropriately accessing and misusing their personal information.

Standard 4 — Communication

Employees must obtain permission from the relevant communications team before communicating externally on business matters or in any professional capacity through any public medium, including social media channels, and before accepting invitations to speak at conferences or other speaker events. Any form of media enquiry must be immediately referred to the relevant communications team.

The Group’s policy is not to provide endorsement to any third party, and any such requests must be referred to the relevant communications function.

Employees must not issue internal communications unless authorised by the relevant internal communications function.

Social media — If you discover any inaccurate, accusatory or negative comments about the Group online, do not respond or engage in the conversation, but report those comments to the relevant communications function.

Employees must not communicate with City institutions and investors regarding the Group, and any contact from them must be referred immediately to the Director of Investor Relations.

Employees must not share confidential or competitively sensitive information about the Group, its customers or suppliers with our peers or competitors. If you receive competitively sensitive information about our peers or competitors (other than for legitimate purposes), you must immediately tell your Legal team.

Standard 5 — People

To ensure diversity and inclusion are embedded in the culture of the workplace, eliminating any form of discrimination, employees are expected to provide equality of opportunity for all fellow employees, irrespective of sex, race, age, ethnic origin, marital status, pregnancy and maternity, civil partnership status, any gender re-assignment, religion or belief, sexual orientation, disability or part-time/fixed-term work.

Speak Out

Employees have an individual responsibility to promote appropriate behaviour and corporate values in the workplace.  If employees believe colleagues are not meeting the standards set out in this Code, they should not hesitate to use our Speak Out confidential reporting facility, training for which is mandatory.  Employees can raise potential concerns with the knowledge that such matters will be treated in confidence.  The Group adopts a zero tolerance stance over retaliation against reporters of any concerns through Speak Out.